Exhibit 99.1

Silicon Motion Announces First Quarter Results for the Period Ended March 31, 2009 and Revisions to Fourth Quarter 2008 Results-Corrected Version

Silicon Motion Technology Corporation’s (NasdaqGS: SIMO; the “Company”) press release dated May 12, 2009 contained certain incorrect, typographical errors in the “Financial Highlights” section. The financial tables in the press release remain unchanged. Below is the corrected version of the release.

First Quarter 2009

Financial Highlights

•	Net sales decreased 33% quarter-over-quarter to US$21.5 million

•	Gross margin excluding stock-based compensation improved to 44.1% compared with our revised 4Q08 gross margin of 38.5%

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and one-time items decreased from our revised 4Q08 of US$16.5 million to US$10.0 million

•

Net loss excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and one-time items improved from a revised 4Q08 loss of US$3.9 million to a loss of US$0.8 million. GAAP net loss decreased from US$8.2 million in 4Q08 to US$1.4 million

•

Diluted loss per ADS excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and one-time items were US$0.03, an improvement from our revised 4Q08 loss per share of US$0.14. GAAP diluted loss per ADS was US$0.05

Business Highlights

•	Reduced total unit shipments 35% year-over-year and 20% sequentially to approximately 74 million units

•	Reduced storage controller unit shipments 35% year-over-year and 21% sequentially

•	Received SSD controller design-win for new MSI netbook PC utilizing a dual SSD and HDD storage solution

•	Successfully introduced SSD controllers to new markets such as in-car navigation and other consumer electronics devices with our new Hybrid and TurboMLC SSD controllers

•	Received a design-win for our SSD controller from a global tier one hard drive vendor used in their new SSD product

•	Received a design-win from a tier one handset vendor for our ISDB-T solution for the Brazil market

•	Began shipping in volume since January our T-DMB SoC solution to leading handset vendors in Korea including Samsung, LG and Pantech & Curitel

Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”) today announced its first quarter 2009 financial results together with revisions to previously announced results from the fourth quarter of 2008. For the first quarter of 2009, net sales decreased 33% to $21.5 million. Net loss for the first quarter (GAAP) was $1.4 million or US$0.05 per diluted ADS.

Net loss excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and one-time items decreased in the first quarter to a loss of US$0.8 million or US$0.03 per diluted ADS.

Revised Fourth Quarter 2008 Financial Review

When we reported our fourth quarter results in February, we reported unaudited results. Following the report of our results, new material information regarding the deteriorating financial condition of certain customers and more limited growth prospects of several products, which are consequences of on-going weakness in the global economic outlook, came to management’s knowledge. The majority of issues were largely related to our mobile communications business. After careful examination, we have revised our fourth quarter results to account for an increase in obsolete inventory reserves together with an increase in reserves for doubtful accounts, described below.

Sales

Fourth quarter 2008 net sales of US$32.3 million were unchanged compared with previously reported sales.

Gross and Operating Margins

Revised gross margins, excluding stock-based compensation, decreased from 50.3% to 38.5% due to US$3.8 million of additional reserves for end-of-life and obsolete inventory. Revised operating expenses increased by US$4.2 million because of additional reserves for doubtful accounts. Revised operating expenses for the fourth quarter, excluding stock-based compensation, acquisition-related charges and one-time items were US$16.5 million compared with previously reported total operating expenses of US$12.2 million.

Earnings

Revised net loss (GAAP) was US$8.2 million, or US$0.30 per diluted ADS, compared with previously reported net loss of US$0.9 million, or US$0.03 per diluted ADS. Revised net loss excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and one-time items was US$3.9 million, or US$0.14 per diluted ADS, compared with previously reported net income of US$3.2 million, or US$0.11 per diluted ADS.

First Quarter 2009 Financial Review (1)

Commenting on the results of the first quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“As noted in our first quarter pre-announcement, our business continues to be affected by the ongoing global economic slowdown, specifically weak end demand, reduced supply of NAND flash components by chipmakers, and more intense competition with other controller makers. Our revenue growth and profitability have been impacted by these unfavorable industry conditions. Such factors also contributed to the need to revise our previously released unaudited results from the fourth quarter.

The NAND flash industry this year will grow at a historically unprecedented low growth rate. Because of weak consumer demand for NAND flash storage devices, NAND flash chipmakers have been limiting production output by retiring old fabs, operating their fabs at low utilization rates, and ramping more slowly new capacity for the production of next generation flash. While these industry actions have led to a rebound in NAND flash prices, they negatively affect the availability of flash components to our customers, their related procurement of controllers, and our revenues. Additionally, our gross margin was weaker than expected this quarter because of slower transition by the flash industry to next-generation, sub-50nm NAND products and a resulting sales mix with a larger proportion coming from lower margin legacy controllers. This issue was exacerbated by more competition among controller suppliers for a more limited addressable market. Despite challenging near-term market conditions, we remain optimistic about our long-term prospects, continue to execute well in bringing to market next-generation solutions, and expect to benefit from the sales of these next generation solutions in the near future. We continue to make progress towards developing and introducing new products for next generation products such as TLC NAND and controllers to utilize faster interfaces such as USB 3.0 and SD 3.0. We are confident that

[1]	Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

NAND flash growth will rebound as consumer confidence returns and device makers continue adopting NAND flash as the preferred media for digital data storage.

Currently there are some bright spots in our business. Our mobile communications product line, primarily our mobile TV and transceiver solutions, has been executing according to plan and delivering on product roadmap and revenue targets. We are seeing early validation of our diversification strategy for our mobile communications business with our recent design-win at a tier one handset vendor for our ISDB-T product for the Brazil market as well as wins at various domestic Chinese handset vendors for our CDMA transceiver products. Sales to China handset customers have been relatively solid, compared to sales to customers in other regions.”

Sales

Net sales in the first quarter totaled US$21.5 million, a decrease of 33% compared with the previous quarter. This quarter, mobile storage products accounted for 69% of net sales, mobile communications 22% of net sales, and multimedia SoCs 9% of net sales.

Net sales of mobile storage products, which include flash memory card controllers, USB flash drive controllers, card reader controllers, SSD controllers, and embedded flash controllers, decreased 40% from the fourth quarter of 2008 to US$14.8 million this quarter.

Net sales of mobile communication products, which include mobile TV IC solutions, CDMA RF ICs, and electronic toll collection (ETC) RF ICs, increased 2% from the fourth quarter of 2008 to US$4.7 million in the first quarter.

Net sales of multimedia SoC products, which include embedded graphics processors, MP3 SoCs, and PC camera SoCs, decreased 28% from the fourth quarter of 2008 to US$1.9 million this quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation improved from 38.5% in the fourth quarter to 44.1% this quarter. GAAP gross margin increased to 43.8% from 38.3% in the previous quarter.

Operating expenses excluding stock-based compensation, acquisition-related charges, and one-time items was US$10.0 million, which was lower than US$16.5 million in the previous quarter due to continued expense management as well as delayed R&D and other expenses. Research and development expenditures, excluding stock-based compensation, were US$5.6 million, which was lower than US$7.2 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$2.0 million, which was lower than US$2.5 million in the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$2.3 million, which was lower than US$6.8 million in the previous quarter. Stock-based compensation was US$1.7 million, which was less than US$2.1 million in the previous quarter. Acquisition-related charges were US$1.4 million, which was slightly lower compared to the US$1.5 million in the previous quarter. Litigation expenses decreased from US$0.5 million in the fourth quarter 2008 to less than US$0.1 million in the first quarter.

Operating margin excluding stock-based compensation, acquisition-related charges, and one-time items was a negative 2%, which was improved from the negative 12.5% in the previous quarter. GAAP operating margin was negative 16.7%, which was improved from the negative 25.5% in the previous quarter.

Other Income and Expenses

Net total other income excluding impairment on long-term investment and net foreign exchange gain was US$0.2 million, which was slightly less than US$0.3 million in the previous quarter. GAAP net total other income was US$2.7 million, which was significantly higher than US$0.2 million in the previous quarter due primarily to the impairment on long-term investment in the fourth quarter.

Earnings

Net loss excluding stock-based compensation, acquisition-related charges, net foreign exchange gain, and one-time items was US$0.8 million in this quarter, an improvement from a loss of US$3.9 million in the previous quarter. Diluted loss per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain, and one-time items was US$0.03, an improvement from a loss per ADS of US$0.14 in the previous quarter.

GAAP net loss was US$1.4 million, which was less than a loss of US$8.2 million in the previous quarter. Diluted GAAP loss per ADS was US$0.05, representing an improvement from the loss of US$0.30 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments increased from US$51.9 million at the end of the fourth quarter of 2008 to US$57.5 million at the end of this quarter. The increase was primarily due to the reduction of working capital. Other long term liabilities, which are comprised of loans from the Korean government for financing R&D activities, decreased from US$1.4 million at the end of the fourth quarter of 2008 to US$1.2 million at the end of this quarter.

Cash Flow

Our cash flows were as follows:

3 months ended March 31, 2009
(In US$ millions)
Net income (loss)	(1.4)
Depreciation & amortization	2.6
Changes in operating assets and liabilities	7.7
Others	3.7

Net cash provided by (used in) operating activities	12.6

Acquisition of property and equipment	(0.6)
Others	0.1
Net cash provided by (used in) investing activities	(0.5)

Others	(0.1)

Net cash provided by (used in) financing activities	(0.1)

Effects of changes in foreign currency exchange rates on cash	(2.6)

Net increase in cash and cash equivalents	9.4

Pro-forma adjustment for foreign exchange translation	(1.9)

Pro-forma net increase in cash and cash equivalents	7.5

During the first quarter of 2009, Silicon Motion spent US$0.6 million in capital expenditures primarily relating to the purchase of software and equipment. There were no shares repurchased in the first quarter.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“We believe the supply of NAND flash components by chipmakers will continue to be constrained in the second quarter and do not expect significant improvement until the second half of this year. Even so, given the low utilization rate of the NAND flash industry, any improvement in utilization rates could result in significant increase in the availability of NAND flash components to our customers and increase their procurement of companion controller ICs. We do not believe current high price of flash and related constrained supply are sustainable.”

For the second quarter of 2009, management expects:

•	Revenue to be up 5% to 15% sequentially

•	Non-GAAP and GAAP gross margin to be in the 44% to 46% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and one-time items of approximately US$12 to US$13 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on May 12, 2009.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=P3WGBWU68

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 679 8035

USA (Toll): 1 617 213 4848

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 7516 1629

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 8355 6666

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and one-time items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each or these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges incurred as a result of the Company’s adoption of SFAS 123R relating to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact the application of SFAS 123R has on its operating results.

Intangible amortization consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of the legal expenses relating to complaints SanDisk filed in the US International Trade Commission and the US District Court for the Western District of Wisconsin.

Impairment of long-term investment relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments in Spright Co., Ltd and Vastview Technology Corp. These investments were written down after the Company determined that these shares have been other-than-temporarily impaired.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Mar. 31, 2008 (NT$)	Dec. 31, 2008 (NT$)	Mar. 31, 2009 (NT$)	Mar. 31, 2008 (US$)	Dec. 31, 2008 (US$)	Mar. 31, 2009 (US$)
Net Sales	1,586,074	1,063,687	732,024	50,329	32,272	21,543
Cost of sales	776,945	655,820	411,162	24,654	19,897	12,100

Gross profit	809,129	407,867	320,862	25,675	12,375	9,443

Operating expenses
Research & development	226,207	267,215	219,762	7,177	8,107	6,467
Sales & marketing	81,581	97,842	79,688	2,589	2,969	2,345
General & administrative	136,509	260,811	95,887	4,332	7,913	2,822
Loss on impairment of property and equipment	—	4,852	—	—	147	—
Amortization of intangibles assets	48,806	47,901	47,877	1,549	1,453	1,409

Operating income (loss)	316,026	(270,754)	(122,352)	10,028	(8,214)	(3,600)

Non-operating income (expense)

Gain on sale of investments	9,249	738	157	293	22	5
Unrealized holding gain (loss) on marketable securities	(1,122)	(673)	—	(36)	(20)	—
Interest income (net)	10,541	8,698	5,517	335	264	161
Impairment on long-term investment	—	(69,253)	—	—	(2,101)	—
Foreign exchange gain (loss)	(81,944)	65,464	86,433	(2,600)	1,986	2,544
Others	155	279	(148)	5	8	(4)

Subtotal	(63,121)	5,253	91,959	(2,003)	159	2,706

Income before tax	252,905	(265,501)	(30,393)	8,025	(8,055)	(894)
Income tax expense	1,939	5,251	17,436	62	159	513

Net income (loss)	250,966	(270,752)	(47,829)	7,963	(8,214)	(1,407)

Basic earnings (loss) per ADS	$7.58	$(9.83)	$(1.75)	$0.24	$(0.30)	$(0.05)
Diluted earnings (loss) per ADS	$7.48	$(9.83)	$(1.72)	$0.24	$(0.30)	$(0.05)

Margin Analysis:
Gross margin	51.0%	38.3%	43.83%	51.0%	38.3%	43.83%
Operating margin	19.9%	(25.5)%	(16.7)%	19.9%	(25.5)%	(16.7)%
Net margin	15.8%	(25.5)%	(6.5)%	15.8%	(25.5)%	(6.5)%

Additional Data:
Weighted avg. ADS equivalents[2]	33,093	27,531	27,354	33,093	27,531	27,354
Diluted ADS equivalents	33,546	27,556	27,783	33,546	27,556	27,783

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Mar. 31, 2008 (NT$)	Dec. 31, 2008 (NT$)	Mar. 31, 2009 (NT$)	Mar. 31, 2008 (US$)	Dec. 31, 2008 (US$)	Mar. 31, 2009 (US$)
GAAP net income (loss)	250,966	(270,752)	(47,829)	7,963	(8,214)	(1,407)
Stock-based compensation:
Cost of sales	3,086	1,552	2,118	98	47	62
Research and development	35,113	31,321	28,053	1,114	950	826
Sales and marketing	12,743	14,536	11,270	404	441	332
General and administrative	16,697	20,544	15,105	530	624	445

Total stock-based compensation	67,639	67,953	56,546	2,146	2,062	1,665

Acquisition related charges:
Amortization of intangible assets	48,806	47,901	47,877	1,549	1,453	1,409
Litigation expenses	18,720	16,882	1,290	594	512	38
Loss on impairment of property and equipment	—	4,852	—	—	147	—
Foreign exchange loss (gain)	81,944	(65,464)	(86,433)	2,600	(1,986)	(2,544)
Impairment on long-term investment	—	69,253	—	—	2,101	—

Non-GAAP net income (loss)	468,075	(129,375)	(28,549)	14,852	(3,925)	(839)

Shares used in computing non-GAAP basic earnings per ADS	33,093	27,531	27,354	33,093	27,531	27,354

Shares used in computing non-GAAP diluted earnings per ADS	34,640	28,583	28,853	34,640	28,583	28,853

Non-GAAP basic earnings (loss) per ADS	$14.14	$(4.70)	$(1.04)	$0.45	$(0.14)	$(0.03)

Non-GAAP diluted earnings (loss) per ADS	$13.51	$(4.53)	$(0.99)	$0.43	$(0.14)	$(0.03)

Non-GAAP gross margin	51.2%	38.5%	44.1%	51.2%	38.5%	44.1%
Non-GAAP operating margin	28.4%	(12.5)%	(2.3)%	28.4%	(12.5)%	(2.3)%

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$31.51 to US$1 for 1Q08, NT$32.96 to US$1 for 4Q08, and NT$33.98 to US$1 for 1Q09 based on the average of the historical exchange rate of the Oanda Corporation. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$32.76 to US$1 at the end of 4Q08 and NT$34.06 to US$1 at the end of 1Q09.

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Dec. 31, 2008 (NT$)	Mar. 31, 2009 (NT$)	Dec. 31, 2008 (US$)	Mar. 31, 2009 (US$)
Cash and cash equivalents	1,586,941	1,905,598	48,441	55,948
Short-term investments	112,505	54,103	3,434	1,588
Accounts receivable (net)	923,717	755,706	28,196	22,188
Inventories	638,566	503,343	19,492	14,778
Refundable deposits - current	85,368	80,555	2,606	2,365
Deferred income tax assets (net)	55,276	50,112	1,688	1,471
Prepaid expenses and other current assets	155,527	80,357	4,748	2,360

Total current assets	3,557,900	3,429,774	108,605	100,698
Long-term investments	50,369	50,616	1,538	1,486
Property and equipment (net)	911,885	892,317	27,835	26,198
Goodwill and intangible assets(net)	2,641,504	2,590,064	80,632	76,044
Other assets	282,994	218,452	8,638	6,414

Total assets	$7,444,652	$7,181,223	$227,248	$210,840

Accounts payable	378,624	340,037	11,558	9,983
Income tax payable	212,513	159,915	6,487	4,695
Accrued expenses and other current liabilities	456,710	355,073	13,940	10,425

Total current liabilities	1,047,847	855,025	31,985	25,103
Long-term liabilities	60,702	59,554	1,853	1,748
Other liabilities	46,511	40,216	1,420	1,181

Total liabilities	1,155,060	954,795	35,258	28,032
Shareholders’ equity	6,289,592	6,226,428	191,990	182,808

Total liabilities & shareholders’ equity	$7,444,652	$7,181,223	$227,248	$210,840

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV IC solutions, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support portable multimedia players, DAB systems, PC cameras, and embedded graphics applications.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected second quarter 2009 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including those uncertainties relating to litigation filed against the Company relating to whether its products are covered by patents not owned by the Company; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our recently announced acquisitions; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 12, 2008. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com